Exhibit 2.2

PARTICIPATION AGREEMENT

This PARTICIPATION AGREEMENT (the “Agreement”) dated July 7, 2008, but effective as of June 30, 2008 (the “Effective Date”) is by and between Chesapeake Louisiana, L.P., an Oklahoma limited partnership (“Chesapeake”) with an address of 6100 North Western, Post Office Box 18496, Oklahoma City, OK 73154-0496, and Plains Exploration & Production Company, a Delaware corporation, and its wholly owned subsidiaries, PXP Louisiana L.L.C., a Delaware limited liability company and PXP Louisiana Operations LLC, a Delaware limited liability company (collectively, “PXP”) with an address of 700 Milam, Suite 3100, Houston, TX 77002. Chesapeake and PXP shall be referred to herein, individually, as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, pursuant to the PSA Chesapeake has conveyed or will convey to PXP an undivided twenty percent (20%) interest in certain oil, and gas leasehold interests owned or under a written contract for acquisition by Chesapeake as of the Effective Date under the PSA in certain lands in the AMI; and

WHEREAS, as additional consideration for the interests transferred by the PSA, PXP is obligated to participate in the drilling, evaluation and completion of wells located within the geographical boundaries of the AMI on a promoted basis up to a maximum promoted expenditure level; and

WHEREAS, the Parties desire to establish an AMI to address the participation of PXP and the Chesapeake Group in the acquisition of the AMI Leases hereafter acquired, and the Contracts, Agreements and Easements associated with the AMI Leases and the Parties’ joint development of the AMI Leases; and

WHEREAS, the Parties desire to enter into this Agreement to govern certain of their other respective rights and obligations with respect to exploration and development of the lands within the geographical boundaries of the AMI.

NOW THEREFORE, for and in consideration of the sum of Ten Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, together with the mutual covenants, conditions and obligations contained herein, the Parties hereby agree as follows:

Section 1. Definitions and Exhibits

Capitalized terms used throughout this Agreement including the Recitals above and not defined in this Section 1 below shall have the meaning ascribed to them elsewhere in this Agreement or in the Exhibits attached hereto and the following terms will have the meanings ascribed to them below:

1.1 “AFE” shall mean an authority for expenditure for a Well to be drilled on the Joint Leases, or on lands pooled therewith, issued pursuant to the terms of this Agreement and the JOA.

1.2 “Affiliates” shall mean any entity controlled by, or under common control with, any Party. For purposes of this Agreement, “control” shall mean the ability to direct or manage the business or activities of an entity and/or the ownership of more than fifty percent (50%) of the stock, equity, partnership or membership interests in an entity.

1.3 “AMI” the area of mutual interest covering the lands shown on the map attached hereto as Exhibit “A”.

1.4 “AMI Lease” shall mean any Acquired Interest within the AMI acquired by an Acquiring Party during the Term of this Agreement and in which the Non-Acquiring Party elected to participate which was not owned or under written contract for acquisition by an Acquiring Party as of June 30, 2008, and including, without limitation, a leasehold interest in any Mineral Interests acquired during the Term of this Agreement (such Leases on the Chesapeake Group’s Mineral Interests to be at a seventy-five percent (75%) Net Revenue Interest), RESERVING AND EXCEPTING unto Chesapeake, however, the ORRI with respect thereto.

1.5 “AMI Lease Information” shall have the meaning given in Section 4.1.

1.6 “AMI Lease Submittal” shall have the meaning given in Section 8.2.

1.7 “Acquired Interest” shall have the meaning given in Section 8.1.

1.8 “Acquiring Party” shall have the meaning given in Section 8.2.

1.9 “Acquisition Price” shall have the meaning given in Section 8.3.

1.10 “Buyer” shall have the meaning given in Section 22.

1.11 “Change in Control” shall have the meaning given in Section 9.1.

1.12 “Chesapeake Group” shall mean Chesapeake Energy Corporation, Chesapeake Louisiana, L.P., and any of their Affiliates.

1.13 “Closing Payments” shall have the meaning ascribed to such term in the PSA.

1.14 “Confidential Data” shall have the meaning given in Section 23.1.

1.15 “CPR Rules” shall have the meaning given in Section 24.4.

1.16 “Dispute” shall have the meaning given in Section 24.4.

1.17 “Farmout” means any contract right whereby one or more AMI Leases, or an interest therein, may be earned by the drilling of one or more wells.

1.18 “Final Closing” shall have the meaning ascribed to such term in the PSA.

1.19 “Haynesville Shale” shall have the meaning ascribed to such term in the PSA.

1.20 “Initial Closing” shall have the meaning ascribed to such term in the PSA.

1.21 “Initial Term” shall mean the period of time from the Effective Date through June 30, 2013; provided, however, that in the event Chesapeake determines in its sole reasonable discretion that due to material rig unavailability, a material sustained downturn in hydrocarbon pricing or other material adverse industry conditions, that five (5) years is an insufficient time within which to use the Promote Cap, Chesapeake may extend the time within which to use up the Promote Cap for up to two (2) additional one (1) year periods by written notice to PXP on or before June 15, 2013, and if applicable, June 15, 2014.

1.22 “JOA” shall mean a joint operating agreement, in substantially the same form as Exhibit “C”, to be executed by the Parties, which in conjunction with this Agreement, shall govern all operations on the Joint Leases.

1.23 “Joint Lease” or “Joint Leases” means any one or more of the PSA Leases or AMI Leases and any extension and renewal thereof in which both parties own or acquire an interest pursuant to the PSA or this Agreement.

1.24 “Lease Acquisition Costs” shall mean all direct costs paid or payable to third parties incurred in acquiring an Acquired Interest (excluding Well Costs) including, by way of illustration, cash bonus consideration (including bonuses paid for interests acquired by compulsory pooling), broker’s fees, recording fees, title examination expense, legal expense, title curative costs, geological, geophysical, seismic, land, engineering, drafting and other like costs incurred and paid or payable to third parties in connection with an Acquired Interest.

1.25 “Leasehold Defects” shall have the meaning for such term set forth in the PSA.

1.26 “Leases” shall mean an oil and gas lease, oil, gas and mineral lease, compulsory pooled interest, pooled interest, leasehold estates, partial or other interests therein and subleases thereof, operating rights and other rights authorizing the owner thereof to explore for and produce oil, gas or related hydrocarbons or other minerals, but does not include mineral interests or perpetual or term royalty interests.

1.27 “Marketing and Other Services” means any one or more of the following services with respect to gas produced from Wells drilled on the Joint Leases: (a) marketing of hydrocarbons (“Marketing Services”) and (b) gathering, compression, treating, dehydration, transportation and/or processing (“Other Services”).

1.28 “Mineral Interests” shall mean mineral interests, royalty interests, or the contractual right or option to earn any of the aforementioned with regard to lands located within the geographical boundaries of the AMI.

1.29 “Net Acre” shall mean the total amount of acreage covered by a Joint Lease multiplied by the undivided interest of the lessor of such Joint Lease in the minerals as to such acreage multiplied by Chesapeake’s Working Interest in such Joint Lease multiplied by twenty percent (20%).

1.30 “Net Revenue Interest” or “NRI” means the percentage interest in proportion to the Working Interest in and to all production of hydrocarbons produced and saved or sold from a leasehold interest after giving effect to all valid lessors’ royalties, overriding royalties and/or other non-expense bearing burdens against production.

1.31 “Non-Acquiring Party” shall have the meaning given in Section 8.2.

1.32 “Notice of Sale” shall have the meaning given in Section 22.

1.33 “ORRI” means the overriding royalty interest reserved by or conveyed to Chesapeake in each AMI Lease acquired before June 30, 2013 with a Net Revenue Interest in excess of seventy-five percent (75%) equal to the positive difference determined by subtracting the aggregate of all existing lease burdens, including landowner’s royalty and existing overriding royalty burdens, from twenty-five percent (25%). In those AMI Leases where Chesapeake owns less than a seventy-five percent (75%) Net Revenue Interest no ORRI will be reserved or conveyed.

1.34 “Promote Cap” shall mean an amount equal to the sum of the Closing Payments made pursuant to the PSA, minus the amount of any refunds pursuant to Sections 4.4 (c) and 4.6 of the PSA, plus the amount of any additions pursuant to Section 4.5 of the PSA.

1.35 “Promoted Well” shall have the meaning given in Section 3.1.

1.36 “Promoted Well Costs” shall have the meaning given in Section 3.1.

1.37 “Proportionate Share” shall mean eighty percent (80%) with respect to Chesapeake, and twenty percent (20%) with respect to PXP.

1.38 “PSA” shall mean that certain Purchase and Sale Agreement between Chesapeake and PXP dated June 30, 2008.

1.39 “PSA Leases” means the Leases covered by the PSA.

1.40 “PXP Group” means Plains Exploration & Production Company, PXP Louisiana L.L.C., PXP Louisiana Operations LLC and any of their Affiliates.

1.41 “PXP Interests” shall have the meaning given in Section 22.

1.42 “Special Purpose Marketing Entity” shall have the meaning given in Section 26.

1.43 “Tax Partnership Property” shall have the meaning given in Section 9.1.

1.44 “Term” shall have the meaning given in Section 5.1.

1.45 “Third Party Agreement” shall have the meaning given in Section 8.4.

1.46 “Transfer” shall have the meaning given in Section 9.1.

1.47 “Well” shall mean any well, other than an Excluded Well, drilled on a Joint Lease, or lands pooled therewith or if not on a Joint Lease, such other Lease or lands as may be mutually agreed by the Parties, to explore for, develop or produce, liquid or gaseous hydrocarbons, and covered by the terms of a JOA.

1.48 “Well Costs” shall mean all gross costs incurred to drill, evaluate, and complete (or plug and abandon, if not completed) any Well, the original estimated amounts of which have been set forth in an AFE. For purposes of this Agreement, (a) “costs to drill” a Well shall mean all costs incurred in the drilling, evaluation and completion (or plugging and abandoning) of a Well including, without limitation, the following costs: costs of acquiring, by purchase, lease or otherwise, of surface sites for drilling and completion, constructing and upgrading access roads, obtaining and preparing the location, obtaining permits and title opinions, obtaining drilling contractor services and consultants, obtaining mud chemicals, pipe and supplies and all other costs and expenses associated with or incurred in moving in, rigging up, drilling, logging and testing so that a decision can be made to either attempt to set pipe and complete such well or to plug and abandon it as a dry hole, and (b) “costs to complete” a Well shall mean all additional costs of drilling and completing the Well, including but not limited to, the costs of fracture stimulation and the drilling out of frac plugs with respect to such Well.

1.49 “Working Interest” or “WI” means the percentage interest in the full and entire leasehold estate in any property and all rights and obligations of every kind and character pertinent thereto or arising therefrom, without regard to any valid lessor royalties, overriding royalties and/or other burdens against production insofar as said interest in said leasehold is burdened with the obligation to bear and pay the cost of exploration, development and operation.

The following Exhibits are attached hereto and made a part of this Agreement:

Exhibit “A”	Map of AMI

Exhibit “B”	Form of AMI Lease Assignment

Exhibit “C”	Form of JOA

Exhibit “D”	Tax Partnership Provisions

Section 2. Operating Agreements

2.1 Prior to the commencement of each Well to be drilled by Chesapeake on the Joint Leases, Chesapeake and PXP shall enter into the form of operating agreement attached hereto as Exhibit “C” for each drilling unit which is not subject to a third party operating agreement as of the date such Well is proposed. If multiple Joint Leases contribute acreage to any unit formed for the drilling of a Well, the JOA executed shall include all such contributing Joint Leases. Chesapeake is designated as Operator during the Term of this Agreement and under the terms of the JOAs.

2.2 If any of the Joint Leases are subject to an existing operating agreement with a third party, such existing operating agreement shall control as to such third party. However, as between PXP and Chesapeake, this Agreement and the JOA shall control. In the event of any conflict or inconsistency between the terms of this Agreement and the JOA, this Agreement shall prevail to the extent of such conflict. If Chesapeake and/or PXP acquires the entire interest covered by an existing third party operating agreement, then such third party agreement shall be superseded and replaced in its entirety by the JOA.

2.3 Delay rentals, shut-in or minimum royalty payments or any other lease payments necessary to maintain the Joint Leases in effect shall be handled in the following manner:

(a.)	Subject to the terms and provisions of this Agreement, Chesapeake shall make a diligent effort to pay, promptly and timely, each delay rental, shut-in payment, minimum royalty and any other lease maintenance payment for the Joint Leases. Chesapeake shall not be liable to PXP for any inadvertent act or omission pertaining to the performance of its obligations under this Section or any loss resulting therefrom.

(b.)	Chesapeake may invoice PXP forty-five (45) days prior to the date any delay rental, shut-in payment, minimum royalty or any other lease maintenance payment shall become due, and PXP shall pay any such invoice within thirty (30) days of receipt.

(c.)	Should Chesapeake and/or PXP elect not to pay any such delay rental, shut-in payment, minimum royalty or any other lease maintenance payment, then such non-paying Party shall notify the other Party at least thirty (30) days prior to the date on which such payment is due. Within fifteen (15) days of its receipt from the non-paying Party of its decision not to make any such payment, the other Party shall either elect to (i) go along with the non-paying election of the non-paying Party or (ii) elect to pay the rental or rentals as set forth in the applicable Joint Lease, in which event the non-paying Party shall assign to the Party choosing to pay such lease payment all of the non-paying Party’s interest in the affected Joint Lease free and clear of any burdens placed upon such Joint Lease by the non-paying Party subsequent to the date of this Agreement. Thereafter such Joint Lease shall be removed from the terms of this Agreement.

Section 3. Promoted Wells

3.1 For any Well in which Chesapeake elects to participate prior to total expenditure of the Promote Cap (“Promoted Well”), PXP shall participate in such Promoted Well and agrees to be responsible for and pay on a current and timely basis fifty percent (50%) of Chesapeake’s working interest share of all Well Costs (“Promoted Well Costs”). PXP’s obligation to pay Promoted Well Costs shall be in addition to the Closing Payments payable by PXP to Chesapeake pursuant to the PSA. PXP shall pay the Promoted Well Costs in addition to PXP’s working interest share of Well Costs. Notwithstanding anything contained in this Agreement to the contrary, PXP’s obligation to pay Promoted Well Costs shall terminate at such time as the aggregate Promoted Well Costs paid by PXP equals the Promote Cap or the end of the Initial Term, whichever occurs first. In the event of a cash refund pursuant to Sections 4.4(c.) and 4.6 of the PSA, then the Promote Cap shall be reduced by the amount of such refund. In the event of a cash addition pursuant to Section 4.5 of the PSA, then the Promote Cap shall be increased by the amount of such addition.

3.2 In the event that PXP fails to pay Promoted Well Costs for a Well in accordance with the terms of Section 3.1 above within thirty (30) days from receipt of written notice from Chesapeake of non-payment, PXP shall immediately reassign to Chesapeake one hundred percent (100%) of PXP’s leasehold interest in all of the Joint Lease(s) contributing to the drilling and/or spacing unit for such Well, whether such Joint Leases lie wholly or partially within such drilling or spacing unit. In addition, Chesapeake shall be entitled to exercise any and all rights available at law or in equity including, without limitation, specific performance of this Agreement and Chesapeake will be entitled by written notice to PXP to immediately terminate some or all of the obligations of Chesapeake under this Agreement, including without limitation any obligation to offer PXP its Proportionate Share of Acquired Interests.

3.3 Except as set forth in Section 3.1 above, Chesapeake and PXP shall each bear and pay its working interest share of any other costs and expenses associated with a Promoted Well or any other Well drilled on the Joint Leases in accordance with the terms of the applicable JOA, including any elections thereunder.

Section 4. AMI Leasehold Information

4.1 Chesapeake shall provide copies to PXP of all leasehold documentation developed or obtained by the Chesapeake Group in connection with the acquisition of AMI Leases including without limitation all lease, land, title and division order files (including any available abstracts of title, title opinions and reports, and title curative documents), contracts, accounting records, correspondence, permitting, engineering, production, and well files (including any well logs) (collectively, “AMI Lease Information”). Such AMI Lease Information has been, and shall be, provided to PXP without warranty as to completeness or accuracy.

4.2 To the extent that Chesapeake is not expressly prohibited pursuant to any third party agreement, Chesapeake shall provide PXP, upon request and at PXP’s cost, all data and other information including, without limitation, drainage data, microseismic surveys, information regarding fracing of wells and other similar information regarding the development and operation of the AMI Leases that Chesapeake may possess. PXP RECOGNIZES AND AGREES THAT ALL MATERIALS, DOCUMENTS, AND OTHER INFORMATION, MADE AVAILABLE TO IT AT ANY TIME IN CONNECTION WITH THE TRANSACTION CONTEMPLATED HEREBY, WHETHER MADE AVAILABLE PURSUANT TO THIS SECTION OR OTHERWISE, ARE MADE AVAILABLE TO IT AS AN ACCOMMODATION, AND WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND, WHETHER EXPRESS, IMPLIED OR STATUTORY, AS TO THE ACCURACY AND COMPLETENESS OF SUCH MATERIALS, DOCUMENTS, AND OTHER INFORMATION. PXP EXPRESSLY AGREES THAT ANY RELIANCE UPON OR CONCLUSIONS DRAWN THEREFROM SHALL BE AT PXP’S RISK TO THE MAXIMUM EXTENT PERMITTED BY LAW AND SHALL NOT GIVE RISE TO ANY LIABILITY OF OR AGAINST CHESAPEAKE. PXP HEREBY WAIVES AND RELEASES ANY CLAIMS ARISING UNDER THIS AGREEMENT, COMMON LAW OR ANY STATUTE ARISING OUT OF ANY MATERIALS, DOCUMENTS OR INFORMATION PROVIDED TO PXP.

Section 5. Term

5.1 The term of this Agreement (“Term”) shall begin on the Effective Date and, unless earlier terminated by written agreement of the Parties, shall continue until June 30, 2018. The provisions of Sections 13, 14, 18 and 24 shall survive termination of this Agreement.

5.2 Any executed JOA shall survive the termination of this Agreement. In the event there are Joint Leases, which remain in effect upon termination pursuant to Section 5.1, as to which a JOA has not been executed, Chesapeake and PXP shall execute JOAs covering any such Joint Leases.

Section 6. Tax Partnership

At the Initial Closing, the Parties shall enter into a tax partnership agreement in the form set forth in Exhibit “D”.

Section 7. AFE, Meetings, Budgets and Scheduling

7.1 At least once every three (3) months during the Term of this Agreement, the Parties shall meet at a mutually agreed time and location to conduct a review of the activities under this Agreement and the plans, drilling schedule and budgets for activities under this Agreement for the following twelve months.

7.2 During each calendar quarter, Chesapeake shall prepare budgets on a quarterly basis showing for the following twelve (12) month period all future anticipated costs and expenses for drilling and completion of Wells. Such budgets shall be for informational purposes only. When and if Chesapeake reasonably becomes aware that any effective budget will be exceeded by twenty percent (20%) or more, Chesapeake shall promptly notify PXP thereof and submit to PXP an appropriate supplement or amendment to the existing budget.

7.3 Chesapeake shall provide an AFE for each Well not later than twenty (20) days prior to the commencement of operations for each such Well and, in no event, later than any request by Chesapeake for advance payment of funds pursuant to the applicable JOA. The consequences of participation or non-participation elections shall be governed by the terms of the applicable JOAs.

Section 8. Area of Mutual Interest

8.1 As of the Effective Date, the Parties hereby establish an area of mutual interest (“AMI”) covering the lands shown on the map attached hereto as Exhibit “A”. As used herein, “Acquired Interest” means any interest, by purchase, assignment or otherwise, in the lands within the AMI which interest includes the right to explore, develop or produce hydrocarbons from the Haynesville Shale formation, including any Leases, production payment, net profits, or carried working interests, including the contractual right to acquire any such interests, and Mineral Interests, excepting Substitute Acreage and Farmouts. Acquired Interests shall include those Leases within the AMI acquired by a Party via merger, business consolidation, or acquisition of the assets of another entity. It is anticipated by the Parties that Chesapeake will act as lead leasing Party for Acquired Interests within the AMI; however, nothing shall preclude PXP from independently acquiring an Acquired Interest upon mutual agreement of Chesapeake; provided however, that Chesapeake’s mutual agreement shall not be required in the event that PXP desires to acquire (via merger, business consolidation or acquisition of an entity or its assets) any entity whose Haynesville Shale assets represent less than fifty percent (50%) of the entities enterprise value.

8.2 On a monthly basis, each Party (an “Acquiring Party”) shall provide written notice to the other Party (the “Non-Acquiring Party”) of the acquisition of Acquired Interests (each, an “AMI Lease Submittal”). The AMI Lease Submittal shall include information available concerning the rights and obligations associated with the Acquired Interest and the full consideration paid or to be performed to acquire the Acquired Interest and shall include any documentation executed in connection with such acquisition. The Non-Acquiring Party shall have ten (10) business days following receipt of such AMI Lease Submittal within which to elect to acquire all, but not less than all, of its Proportionate Share of the Acquired Interests described in such AMI Lease Submittal. Failure to elect within such ten (10) business day period shall be deemed an election by the Non-Acquiring Party not to acquire any of the Acquired Interests included in such AMI Lease Submittal. In the event that PXP elects not to participate in monthly AMI Lease Submittals for any consecutive six (6) month period, then Chesapeake’s obligation to provide AMI Lease Submittals shall be suspended at Chesapeake’s sole option.

8.3 Upon the later of ten (10) business days after timely election to acquire pursuant to Section 8.2 above, or the date upon which the Acquiring Party acquires such Acquired Interest in which acquisition the Non-Acquiring Party has elected to acquire, the Non-Acquiring Party shall pay to the Acquiring Party its Proportionate Share of the Acquisition Price for the Acquired Interest and assume its Proportionate Share of the obligations and liabilities associated with the Acquired Interest. Within thirty (30) days of receipt of the Acquisition Price, the Acquiring Party will use its reasonable best efforts to assign to the Non-Acquiring Party its Proportionate Share of the Acquired Interest free of any burdens created by the Acquiring Party (other than the ORRI and those undertaken in the acquisition of the Acquired Interest). As used in this Agreement, “Acquisition Price” for any Acquired Interests acquired between the Effective Date and June 30, 2013 means: (a) with respect to Acquired Interests offered to PXP by Chesapeake, (i) Chesapeake’s Lease Acquisition Costs plus $7,500.00 per Net Acre for all Acquired Interests with Lease Acquisition Costs of $12,500.00 or less per Net Acre, and (ii.) Chesapeake’s Lease Acquisition Costs plus $5,000.00 per Net Acre for all Acquired Interests with Lease Acquisition Costs of more than $12,500.00 per Net Acre; and (b.) with respect to Acquired Interests offered by PXP to Chesapeake, (i.) PXP’s Lease Acquisition Costs minus $7,500.00 per Net Acre for all Acquired Interests with Lease Acquisition Costs of $12,500.00 or less per Net Acre, and (ii.) PXP’s Lease Acquisition Costs minus $5,000.00 per Net Acre for all Acquired Interests with Lease Acquisition Costs of more than $12,500.00 per Net Acre. With respect to Acquired Interest acquired between July 1, 2013 and the end of the Term of this Agreement, “Acquisition Price” means the Acquiring Party’s Lease Acquisition Costs. Notwithstanding anything contained herein to the contrary, no renewal or extensions of Joint Leases will be subject to any promote but all actual costs and expenses for such renewals and extensions including lease bonus, delay rentals or deferred payments, will be paid by Chesapeake and PXP in accordance with the Proportionate Shares.

8.4 Notwithstanding anything to the contrary set forth in this Agreement, in the event Chesapeake, in order to acquire Acquired Interests, deems it necessary or prudent to enter into an area of mutual interest or similar agreement with a third party (each a “Third Party Agreement”) or takes Acquired Interests subject to a Third Party Agreement, the terms and conditions of the AMI set forth in this Agreement will be subject to the terms and conditions of the Third Party Agreement so that the Acquired Interest will be the net interest in the applicable leasehold after any third party rights have been exercised with respect to such leasehold acreage pursuant to the terms of the Third Party Agreement and PXP will only be entitled to receive its Proportionate Share of the net interest retained by Chesapeake after the effects of any transfers necessary to comply with such Third Party Agreement. Notwithstanding anything to the contrary contained in this Section 8, in the event that an AMI Lease Submittal includes Acquired Interests subject to Third Party Agreements, PXP shall have the right to make a separate election with respect to acquiring its Proportionate Share of such affected Acquired Interest.

8.5 In the event an Acquiring Party enters into a Farmout, the Non-Acquiring Party shall have the right (but not the obligation) to acquire its Proportionate Share in said Farmout, to join in performance of the terms thereof and to earn its Proportionate Share in all of the AMI Leases to be acquired thereby if the Non-Acquiring Party elects to do so within ten (10) business days after receipt of the acquisition notice (and a failure to respond within said time shall be deemed an election not to so acquire). If a Non-Acquiring Party elects or is deemed to have elected not to acquire its Proportionate Share in a Farmout under this paragraph, the Non-Acquiring Party shall have no right, title or interest in and to any AMI Leases or other rights which may be earned under such Farmout. If the Non-Acquiring Party elects to acquire its Proportionate Share in a Farmout under this paragraph, the Non-Acquiring Party shall be deemed to have assumed (i) the obligation to pay its proportionate part of the actual cost and expenses of any operation performed in order to earn the Joint Leases under the Farmout; (ii) the obligation to pay its proportionate part of any cash sums which are or become due and payable under the Farmout; and (iii) its proportionate share of all other obligations under such Farmout. Sums paid by the Acquiring Party described in clause (ii) shall be reimbursed to the Acquiring Party within ten (10) business days after invoice. In the event the Non-Acquiring Party shall fail to timely pay any amounts due under clauses (i), (ii) or (iii) above, the Acquiring Party may elect by notice to the Non-Acquiring Party given at any time after such failure to pay and prior to receipt of payment to treat the Non-Acquiring Party as if it had elected not to acquire the Farmout interest under this paragraph, in which event the Non-Acquiring Party shall have no right, title or interest in and to any AMI Leases that may be earned under the applicable Farmout. If a Farmout is acquired under which the drilling of any well is optional and the Non-Acquiring Party elects not to join in the drilling of such well, then all AMI Leases that may be earned (including rights to drill subsequent wells and earn additional AMI Leases) by the drilling of such well shall be relinquished to the Acquiring Party at such time as the earning well is drilled by the Acquiring Party. Parties which have participated in the drilling of a well under a Farmout but which elect not to participate in a completion attempt shall be entitled to participate and acquire their respective interests in AMI Leases earned by the drilling of such well, but such Parties and their interests in the AMI Leases earned shall be subject to the penalties provided in the applicable JOA as a result of the application of Article VII. D or other comparable provisions of such JOA without regard to whether the Farmout is on a drill-to-earn or produce-to-earn basis.

8.6 Assignments of AMI Leases under the provisions of this Agreement shall be in recordable form and shall be good and sufficient to convey title as it was received by the Acquiring Party. Such assignment shall contain a special warranty of title against all persons claiming by, through and under the Acquiring Party, but otherwise shall be without warranty of title, express or implied and without warranties as to the suitability or fitness of any equipment associated therewith and appurtenant to the AMI Leases assigned. In no event shall the Non-Acquiring Party be entitled to any better title than that which was acquired by the Acquiring Party; provided, however, that Chesapeake shall have the right to reserve, or be assigned, the ORRI.

8.7 With respect to the obligations set forth in this Section 8, references to “Party” or “Parties”, or to “Chesapeake” or “PXP”, shall include all members of the Chesapeake Group and the PXP Group, respectively.

Section 9. Assignability; Binding Nature

9.1 Neither Party may assign or transfer, by assignment, sale, farmout or otherwise (collectively, “Transfer”) in whole or in part any of its rights or obligations under this Agreement, or any of its rights or interests in the Wells or the Joint Leases or other rights or interests earned or acquired hereunder (collectively, the “Tax Partnership Property”), except to an assignee or transferee (including any Affiliate of the transferring Party) who agrees in writing to assume, be bound by and fully and timely perform the terms of this Agreement, the applicable JOAs, the tax partnership provisions attached as Exhibit “D” and such other transfer provisions and conditions as shall be reasonably requested by the non-assigning or non-transferring Party required by the tax partnership provisions attached as Exhibit “D”, and then only if any such Transfer does not cause any portion of the Tax Partnership Property to no longer be treated as held by the tax partnership for federal income tax purposes or by its deemed successor tax partnership under Section 708(b)(1)(B) of the Internal Revenue Code. Neither Party shall have the right to assign this Agreement without the prior written consent of the other Party, which consent shall not be unreasonably withheld. If a Party fails to deliver a written response to a Party’s written request for consent to assignment hereunder on or before fifteen (15) days after receipt of such request, such Party shall be deemed conclusively to have consented to such proposed assignment hereunder. Any assignment hereunder shall be subject to all of the terms and conditions of this Agreement, and the assignee shall agree to assume, bear and perform the assignor’s duties and obligations hereunder. The foregoing notwithstanding, either Party shall be entitled to Transfer an interest in the Joint Leases to an Affiliate without the consent of the other Party, but the transferring Party shall remain liable for the performance of its obligations hereunder notwithstanding such transfer in the event of a default by such Affiliate hereunder. This Agreement shall be binding upon and shall inure to the benefit of successors of the Parties. Notwithstanding anything contained in this Agreement to the contrary, the obligation of PXP to pay the Promoted Well Costs which remain unpaid shall terminate on June 30, 2013 if there has been a Change in Control of Chesapeake or Chesapeake Energy Corporation. For purpose of this Agreement, “Change in Control” shall mean any merger, buy-out, stock sale, consolidation or reorganization by which the present members of the board of directors of Chesapeake Energy Corporation do not retain a voting majority in, or the ability to control and direct the activities or business of, Chesapeake Energy Corporation, or Chesapeake Energy Corporation does not retain, directly or indirectly, the ability to control or direct the activities or business of Chesapeake.

9.2 If PXP Transfers less than all of its interest in the Joint Leases or transfers all of its interest in the Joint Leases to more than one Affiliate, Chesapeake will have no obligation to give multiple notices or to perform duplicate services under this Agreement as a result of such Transfer and Chesapeake’s obligations under this Agreement will not be expanded or increased as a result of such transfer. PXP and its Affiliate transferees shall appoint one (1) post transfer owner as the agent of all such Affiliate owners of interests in the Joint Leases for all purposes under this Agreement, unless Chesapeake otherwise agrees in writing.

Section 10. Notices

All notices and communications required or permitted under this Agreement shall be in writing addressed as indicated below, and any communication or delivery hereunder shall be deemed to have been duly delivered upon the earliest of: (a) actual receipt by the Party to be notified; (b) three (3) days after deposit with the US Postal Service, certified mail, postage prepaid, return receipt requested; (c) if by facsimile transmission, upon confirmation by the recipient of receipt; or (d) by Federal Express overnight delivery (or other reputable overnight delivery service), two days after deposited with such service. Addresses for all such notices and communication shall be as follows:

To Chesapeake:	Chesapeake Energy Corporation
6100 North Western
Post Office Box 18496
Oklahoma City, OK 73154-0496
Attention: Doug Jacobson
Phone: (405) 879-9233
Fax: (405) 879-9546
Email: doug.jacobson@chk.com

With a copy to:

Chesapeake Energy Corporation
6100 North Western
Post Office Box 18496
Oklahoma City, OK 73154-0496
Attention: Henry Hood, General Counsel
Phone: (405) 879-9400
Fax: (405) 879- 9561
Email: henry.hood@chk.com

To PXP:	Plains Exploration & Production Company
700 Milam, Suite 3100
Houston, TX 77002
Attention: Marc A. Hensel, Vice President, Acquisitions & Divestments
Phone: 713.579.6033
Fax: 713.579.6200
Email: mhensel@pxp.com

With a copy to:

General Counsel
Plains Exploration & Production Company
700 Milam, Suite 3100
Houston, TX 77002
Phone: 713.579.6123
Fax: 713.579.6200
Email: jwombwell@pxp.com

Either Party may, upon written notice to the other Party, change the address and person to whom such communications are to be directed.

Section 11. Relationship of the Parties

This Agreement is not intended to create, and shall not be construed to create, an association for profit, a trust, a joint venture, a mining partnership or other relationship of partnership, or entity of any kind between the Parties. Notwithstanding anything to the contrary contained herein, the Parties understand and agree that the arrangement and undertakings evidenced by this Agreement, taken together, result in a partnership for purposes of federal income taxation and for purposes of certain state income tax laws which incorporate or follow federal income tax principles as to tax partnerships. For these purposes, the Parties agree to be governed by the tax partnership provisions attached as Exhibit “D”, which are incorporated herein and made a part of this Agreement by this reference. For every purpose other than the above-described income tax purposes, however, the Parties understand and agree that the liabilities of the Parties shall be several, not joint or collective, and that each Party shall be solely responsible for its own obligations. In the event of any conflict or inconsistency between the terms and conditions of Exhibit “D” and the terms and conditions of this Agreement or any attachment or exhibit hereto (other than Exhibit “D”), the terms and conditions of Exhibit “D” shall govern and control.

Section 12. Entire Agreement

This Agreement, the PSA, the PXP Assignments, the JOAs, and the Exhibits hereto and thereto, contain the entire agreement of the Parties with respect to the subject matter hereof and supersede all previous agreements or communications between the Parties, verbal or written, with respect to the subject matter hereof.

Section 13. Governing Law

This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Louisiana, without reference to its conflicts of laws provisions.

Section 14. Amendments; Waiver

No amendments or other modifications or changes to this Agreement shall be effective or binding on either Party unless the same shall be in a writing executed by both Parties. No waiver by either Party of any one or more defaults by the other in the performance of this Agreement shall operate or be construed as a waiver of any future default or defaults, whether of a like or different nature.

Section 15. Public Announcements and Recordation of Documents

15.1 Any Party desiring to make any public announcement or statement with respect to this Agreement or the transactions contemplated hereby shall first give the other Parties forty eight (48) hours advance notice of the proposed contents of such announcement or statement. The receiving Parties shall have twenty four (24) hours within which to object to the contents of such announcement or statement. In the event of an objection, the Parties agree to negotiate in good faith toward resolution of the objection.

15.2 The Parties agree to cooperate in good faith and execute such documents and to take such action as may be required to have the PXP Assignments and any other documents which are necessary or helpful to establish, for purposes of public notice, PXP’s rights in the AMI Leases filed of public record in the conveyance records of the applicable parishes and counties.

Section 16. Severability

If a court of competent jurisdiction determines that any clause or provision of this Agreement is void, illegal or unenforceable, the other clauses and provisions hereof shall remain in full force and effect, and the clauses or provisions that are determined to be void, illegal or unenforceable shall be limited so that they remain in effect to the extent permitted by law.

Section 17. Mutuality

The Parties acknowledge and declare that this Agreement is the result of extensive negotiations between them. Accordingly, if there is any ambiguity in this Agreement, there shall be no presumption that this instrument was prepared solely by either Party.

Section 18. Waiver of Consequential Damages.

FOR THE AVOIDANCE OF DOUBT, EACH PARTY HEREBY EXPRESSLY DISCLAIMS, WAIVES AND RELEASES THE OTHER PARTY FROM ITS OWN SPECIAL, EXEMPLARY, PUNITIVE, CONSEQUENTIAL, INCIDENTAL, AND INDIRECT DAMAGES (INCLUDING LOSS OF, DAMAGE TO OR DELAY IN PROFIT, REVENUE OR PRODUCTION) RELATING TO, ASSOCIATED WITH, OR ARISING OUT OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. NO LAW, THEORY, OR

PUBLIC POLICY SHALL BE GIVEN EFFECT WHICH WOULD UNDERMINE, DIMINISH, OR REDUCE THE EFFECTIVENESS OF THE FOREGOING WAIVER, IT BEING THE EXPRESS INTENT, UNDERSTANDING, AND AGREEMENT OF THE PARTIES THAT SUCH DAMAGE WAIVER IS TO BE GIVEN THE FULLEST EFFECT, NOTWITHSTANDING THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), GROSS NEGLIGENCE, WILLFUL MISCONDUCT, STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY PARTY.

Section 19. Further Assurances

The Parties shall execute, acknowledge and deliver or cause to be executed, acknowledged and delivered such instruments and take such other action as may be necessary or advisable to carry out their obligations under this Agreement and under any document or other instrument delivered pursuant hereto.

Section 20. Counterpart Execution

This Agreement may be executed by signing an original or a counterpart thereof. If this Agreement is executed in counterparts, all counterparts taken together shall have the same effect as if all the Parties had signed the same instrument.

Section 21. No Third Party Beneficiaries

Unless otherwise expressly provided for herein, this Agreement does not benefit or create rights in any person not a Party to this Agreement.

Section 22. Preferential Rights

Except for Transfers to Affiliates specifically permitted under Section 9, if any of the PXP Group receives a bona fide offer from any person other than Chesapeake for the sale, transfer or disposition of any of its interest in the Joint Leases or a sale transfer or disposition of the equity of any of the PXP Group (except of the stock or equity of Plains Exploration & Production Company) which owns an interest in the Joint Leases (whether by merger, consolidation, equity sale or otherwise, except of Plains Exploration & Production Company or the stock or equity therein) (the “PXP Interests”) which is acceptable to the PXP Group, then PXP will deliver or cause to be delivered a written notice (the “Notice of Sale”) to Chesapeake. The Notice of Sale will include (a) a statement of the PXP Group’s bona fide intention to sell or transfer one or more PXP Interests; (b) the name and address of the prospective transferee (the “Buyer”); (c) the portion of the PXP Interests to be sold or transferred; (d) any sales package, reserve evaluations or other data or information prepared or used by the PXP Group in connection with such contemplated sale or transfer; (e) the terms and conditions of the contemplated sale or transfer; (f) the purchase price or other consideration that the Buyer will pay or provide for such PXP Interests; (g) the expected closing date of the transaction; and (h) such other information as Chesapeake may reasonably request to facilitate the decision whether or not to exercise the rights granted in this Section. The Notice of Sale will constitute an irrevocable offer by the

PXP Group to sell to Chesapeake the PXP Interests proposed to be sold to the Buyer, on the same terms and conditions stated in the Notice of Sale. Such offer will remain open for a period of fifteen (15) days after receipt of the Notice of Sale. Within such fifteen (15) day period, Chesapeake may elect to accept such offer by delivering to the PXP Group written notice of its irrevocable election to accept such offer. If Chesapeake does not accept such offer within such fifteen (15) day period with respect to all of the PXP Interests proposed to be sold, then the PXP Group will be free to sell or transfer any PXP Interests included in the Notice of Sale to the Buyer on the same terms set forth in the Notice of Sale within ninety (90) days after the expiration of such fifteen (15) day period, provided, however, that any sale or transfer to a Buyer other than Chesapeake will be made expressly subject to this Agreement and all of the rights of Chesapeake hereunder. If the sale to the Buyer is not so consummated, the terms of this Section will again be applicable to any voluntary transfer of PXP Interests by the PXP Group. If Chesapeake elects to purchase or acquire all of the PXP Interests pursuant to this Section, the closing of the purchase and sale will occur on or before the ninetieth (90th ) day following delivery of the Notice of Sale. At such closing, Chesapeake will deliver the cash or other consideration payable to the order of the PXP Group, against delivery by the PXP Group of valid conveyances of the PXP Interests being purchased, free and clear of all liens, claims, charges and encumbrances and duly executed in good form for transfer.

Section 23. Confidentiality

23.1 Except for disclosures to Affiliates and reasonable disclosures for financing purposes, representatives of a Party who need to know information for purposes of performing this Agreement, accountants, legal counsel and other advisors or in connection with any proposed merger or acquisition transaction involving a Party, in each case under circumstances in which the disclosing Party takes reasonable steps to maintain confidentiality, or for purposes of a sale or other transfer of interests to a third party, provided such third party has executed a confidentiality agreement, all confidential information, data and interpretations resulting from the activities under this Agreement (“Confidential Data”) shall be confidential during the term of this Agreement, except as otherwise provided herein. The term Confidential Data does not include information which (i) is generally available to the public, or (ii) is within a Party’s possession prior to the date hereof, provided that the source of such information was not known by such Party to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the other Party.

23.2 Except as provided herein or otherwise required by law, any applicable operating agreement or other contract binding on a Party, no Party shall distribute or disclose any Confidential Data to third parties, the press or other media, without the written consent of the other Party. In the event that any Party or its representatives are requested or required (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) to disclose any of the Confidential Data, such Party shall provide the other Party with prompt written notice of any such request or requirement so that the other Party may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. If, in the absence of a protective order or other remedy or the receipt of a waiver by the other Party, a Party or its representatives are nonetheless legally compelled to disclose Confidential Data to any tribunal or else stand liable for contempt or suffer other censure or penalty, such Party or its representatives may, without liability hereunder, disclose to such tribunal only that portion of the Confidential Data which it is legally required to be disclosed, provided that such Party will exercise its best reasonable efforts to preserve the confidentiality of the Confidential Data, including, without limitation, by cooperating with the other Party to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Data by such tribunal. Further, nothing contained in this Article shall preclude any Party from making such disclosures as may be required by any applicable federal or state securities law or regulations.

Section 24. Dispute Resolution and Arbitration

24.1 Any dispute arising out of or relating to this Agreement shall be resolved in accordance with the procedures specified in this Section 24, which shall be the sole and exclusive procedures for the resolution of any such disputes.

24.2 The Parties shall attempt to resolve any dispute between them arising out of or relating to this Agreement promptly by negotiation between executives who have authority to settle the controversy and who are at a comparable or higher level of management than the persons who have been involved in the negotiation of this Agreement. Either Party may give the other Party written notice of any dispute not resolved in the normal course of business. Within 15 days after delivery of the notice, the receiving Party shall submit to the other a written response. The notice and response shall include (a) a statement of that Party’s position and a summary of arguments supporting that position, and (b) the name and title of the executive who will represent that Party and of any other person who will accompany the executive. Within 30 days after delivery of the initial notice, the executives of both Parties shall meet at a mutually acceptable time and place, and thereafter continue to meet as often as they reasonably deem necessary, to use their good faith and reasonable efforts to attempt to resolve the dispute. All negotiations pursuant to this clause shall be confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence.

24.3 If the dispute has not been resolved by negotiation as provided in Section 24.2 within 60 days after delivery of the initial notice of negotiation, or if the Parties failed to meet within 30 days after delivery of such notice, the Parties shall endeavor to settle the dispute by mediation under the CPR Mediation Procedure then currently in effect. Unless otherwise agreed, the Parties will select a mediator from the CPR Panels of Distinguished Neutrals.

24.4 If any dispute, controversy or claim with respect to the terms, performance, breach, alleged breach or interpretation of this Agreement (a “Dispute”) has not been resolved under the provisions of Section 24.3 within thirty (30) days after compliance with the CPR Mediation Procedure, then, at the request of either Party, such

Dispute shall be submitted to binding arbitration in accordance with the CPR Rules for Non-Administered Arbitration Revised and Effective September 15, 2000 (the “CPR Rules”), except as otherwise provided herein; provided, however, that if there is no mediation under Section 24.3 because either Party will not participate in mediation as provided therein, the other Party may initiate arbitration at any time within sixty (60) days following a Party’s refusal to participate in mediation under said Section.

24.5 The arbitration will be conducted before a panel that shall consist of two (2) independent and impartial arbitrators, one appointed by each of the Parties and a third neutral arbitrator who shall chair the panel. The third arbitrator shall be selected as provided in Rule 5.2 of the CPR Rules. The Parties acknowledge that each Party may have confidential communications with its Party-appointed arbitrator concerning that arbitrator’s selection and the selection of the third neutral arbitrator. The arbitrators selected shall be generally knowledgeable about the oil and gas exploration and production industry and shall be qualified by education, experience and training to render a decision upon the matter in dispute.

24.6 The arbitration shall proceed under the CPR Rules and shall be governed by the Federal Arbitration Act, 9 U.S.C. Section 1, et. seq. The arbitrators may, in their discretion, limit or expand discovery in any arbitration proceeding. The Parties expressly covenant and agree to be bound by the decision of the arbitrators as a final determination of the matter in dispute, and a judgment thereon may be entered in any court of competent jurisdiction. In rendering the award the arbitrators shall abide by (a) the terms and conditions of this Agreement including, without limitation, any and all restrictions, prohibitions or limitations on damages or remedies set forth in this Agreement and (b) the law of the State of Louisiana. The arbitrators shall not have jurisdiction or authority to add to, detract from or alter in any way the provisions of this Agreement. The arbitrators may award equitable relief, such as specific performance, as well as monetary damages for any Party’s breach of such Party’s obligations under this Agreement, but in no event may the arbitrators award punitive damages.

24.7 The arbitration shall take place in Dallas, Texas.

24.8 The arbitration panel may apportion the costs of arbitration between or among the Parties in such manner as it deems reasonable, taking into account the circumstances of the Dispute, the conduct of the Parties and the result of arbitration. The arbitration panel shall be empowered and directed to enter an award by default against any Party to the arbitration who declines to pay when required by the arbitration panel its share of such fees and costs. In addition, the arbitration panel, shall be entitled to award to a Party such Party’s reasonable attorney’s fees and expert fees, as determined by the arbitration panel considering those factors mentioned in the first sentence of this Section 24.8, incurred in connection with such Party’s preparation for and participation in the arbitration.

24.9 Notwithstanding Section 24.1 herein, a court of competent jurisdiction may issue a pre-arbitral injunction, pre-arbitral attachment, or other order in aid of arbitration proceedings and the enforcement of any award. Without prejudice to such provisional remedies as may be available under the jurisdiction of a court, the arbitral tribunal shall have full authority to grant provisional remedies and to direct the parties to request that any court modify or vacate any temporary or preliminary relief issued by such court.

24.10 The provisions of this Section 24 applicable to the resolution of Disputes arising out of or relating to this Agreement shall also apply with respect to disputes arising out of or relating to any JOA in the same manner as if references to this Agreement or comparable language in this Section referred to the applicable JOA.

Section 25. Seismic Acquisitions

A Party shall participate in any proprietary seismic data acquisitions commenced by the other Party as to lands within the AMI and shall bear its Proportionate Share of all costs incurred, or to be incurred, in connection with such data acquisition; provided, however, that neither Party shall be obligated to participate in any such data acquisitions: (a) which are not commenced prior to June 30, 2013 or (b) to the extent such Party’s aggregate net expenditures for seismic data acquisitions within the AMI subsequent to June 30, 2008 exceed such Party’s Proportionate Share of One Hundred Fifty Million Dollars ($150,000,000).

Section 26. Marketing and Other Services

If any member of the Chesapeake Group provides or performs, or forms a special purpose entity that would not otherwise be considered an Affiliate of a Chesapeake Group member (“Special Purpose Marketing Entity”) which provide or performs, any Marketing and Other Services for Chesapeake’s own account with respect to any Well participated in by PXP, Chesapeake agrees to use its best efforts to provide, or cause to be provided, such Marketing and Other Services to PXP in accordance with the provisions of this Section. The fees and terms for Marketing and Other Services shall be reflective of market conditions, quality, quantity and the construction, maintenance, operating and other costs incurred in providing the particular Marketing Services or Other Services. In no event, however, shall such fees charged to PXP be greater than the fees charged by the member of the Chesapeake Group or the Special Purpose Marketing Entity performing the Marketing and Other Services to the member of the Chesapeake Group owning an interest in the same Well. Notwithstanding anything to the contrary set forth in this Agreement, no member of the Chesapeake Group directly or via the Special Purpose Marketing Entity will have any obligation to continue to provide Marketing or Other Services to PXP with respect to any Well at any time after the provision of such Marketing and Other Services becomes uneconomic and such services are no longer being provided to a Chesapeake Group member with respect to such Well.

[Signature page follows]

Signature Page to Participation Agreement

In Witness Whereof, this Agreement is executed and effective as of the Effective Date first above written.

CHESAPEAKE LOUISIANA, L.P., an Oklahoma limited partnership		Plains Exploration & Production Company

By:	Chesapeake Operating, Inc., General Partner	By	/s/ Winston M. Talbert
Winston M. Talbert
Executive Vice President and Chief Financial Officer

By	/s/ Douglas J. Jacobson	PXP Louisiana L.L.C., a Delaware limited liability company
Douglas J. Jacobson
Executive Vice President

		By	/s/ Winston M. Talbert
Winston M. Talbert, Vice President and Treasurer

PXP Louisiana Operations LLC, a Delaware limited liability company

		By	/s/ Winston M. Talbert
Winston M. Talbert, Vice President and Treasurer

PARENT GUARANTY

CHESAPEAKE ENERGY CORPORATION

The undersigned Chesapeake Energy Corporation, an Oklahoma corporation, parent company of Chesapeake Louisiana, L.P. hereby unconditionally guarantees the full, complete and timely performance by Chesapeake Louisiana, L.P. of all of its obligations under the foregoing Participation Agreement. Further, Chesapeake Energy Corporation shall cause the performance of all members of the Chesapeake Group pursuant to the provisions of Section 8 of the foregoing Participation Agreement.

Chesapeake Energy Corporation, an Oklahoma corporation

By	/s/ Douglas J. Jacobson
Douglas J. Jacobson, Executive Vice President